UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40368

SAIHEAT Limited

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into Material Definitive Agreements

Overview

On August 10, 2026, SAIHEAT Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “SAIHEAT”), entered into (i) an Agreement and Plan of Merger (the “Merger Agreement”) with Saiheat Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Canopy Wave Inc., a Delaware corporation (“Canopy Wave” or the “Target”), and the Target’s stockholders, Taoyue (Tao) Zhang (“Mr. Zhang”) and Chunyi (James) Liao (“Mr. Liao”, and together with Mr. Zhang, the “Sellers”); (ii) a PIPE Share Purchase Agreement (the “PIPE Share Purchase Agreement”) with certain investors (the “PIPE Investors”); (iii) a Support Agreement (the “Support Agreement”) with the registered holder of the Company’s Class B ordinary shares, par value US$0.0015 per share (“Company Class B Ordinary Shares”), Energy Science Artist Holding Limited, a British Virgin Islands business company (“Energy Science”); and (iv) Option and Exchange Agreements (the “Option and Exchange Agreements”) with the Target and the Target’s stock option holders. In connection with the transactions contemplated by the Merger Agreement, the Company will hold a general meeting of the shareholders to seek approval for a Sixth Amended and Restated Memorandum and Articles of Association (the “A&R MAA”). The A&R MAA and each of the agreements referenced above are described in further detail below.

Founded in 2024 and headquartered in Santa Clara, California, Canopy Wave is a pioneering provider of artificial intelligence (AI) infrastructure and high-performance inference platforms. Canopy Wave delivers secure, scalable GPU-as-a-Service (GPUaaS), and optimized inference services tailored specifically for open-weight AI models. By eliminating infrastructure bottlenecks, Canopy Wave empowers enterprise developers and global AI laboratories to build, deploy, and scale next-generation intelligent applications seamlessly. Driven by a commitment to rigorous data security, maximum computational efficiency, and elite scalability, Canopy Wave provides the critical foundational compute required to accelerate global AI innovation. Canopy Wave’s principal service offerings include:

●	AI infrastructure management service: Design and deploy key AI infrastructure, including GPU servers, storage, and networking, with a focus on AI model training and inference, operated with engineering excellence and secured operation certified with System and Organization Controls 2.

●	GPU-as-a-Service: Create virtual private cloud to enable enterprises to lease and use GPU on demand.

●	Inference-as-a-Service: An inference platform that delivers optimized token services with endpoints powered by a performance-tuned inference engine.

Canopy Wave launched its AI infrastructure and GPU-as-a-Service offerings in 2024, generating more than $15 million in aggregated revenue since the launch. Inference-as-a-Service was launched in November 2025 with encouraging growth since that time.

The Merger Agreement

The Merger

Pursuant to the Merger Agreement and subject to the conditions set forth therein, Canopy Wave will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as the surviving corporation and a wholly owned subsidiary of the Company. Canopy Wave will cease to exist as a separate entity. Upon consummation of the Merger (the “Closing”), the Company will be renamed “Canopy Wave Holdings Inc.” and list on the Nasdaq under the ticker symbol CWAV, subject to approvals.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the aggregate merger consideration (the “Merger Consideration”) will consist entirely of newly issued and issuable Company Class A ordinary shares (“Company Class A Ordinary Shares”), par value US$0.0015 per share, and Company Class B Ordinary Shares (together with the Company Class A Ordinary Shares, the “Company Ordinary Shares”), comprising an aggregate of 3,306,269 Company Ordinary Shares (the “Consideration Shares”), consisting of: (a) 2,624,152 Company Class A Ordinary Shares and 496,442 Company Class B Ordinary Shares to be issued to the Sellers in exchange for all outstanding shares of Target common stock (the “Company Aggregate Share Consideration”), structured so that each Seller will receive 1,312,076 Company Class A Ordinary Shares and 248,221 Company Class B Ordinary Shares; and (b) 185,675 Company Class A Ordinary Shares comprising the reserved option pool (the “Reserved Option Pool”), reserved for future issuance upon exercise of options granted to certain of the Target’s option holders. Each Company Class B Ordinary Share will carry ten (10) votes per share, while each Company Class A Ordinary Share will carry one (1) vote per share, as set forth in the A&R MAA.

The number of Consideration Shares has been determined based on (i) the Target’s pre-money equity valuation of US$60.0 million, (ii) the Company’s pre-money equity valuation of US$40.0 million, and (iii) the total outstanding share capital of the Company (including shares reserved for issuance under the Company’s existing equity incentive plan), implying a price of US$18.15 per Company Class A Ordinary Share (the “Per Share Purchase Price”). The number of Consideration Shares is fixed and is not subject to adjustment based on changes in the Company’s or the Target’s valuation or share price between the date of the Merger Agreement and the Closing, except for customary anti-dilution adjustments as set forth in the Merger Agreement.

The Consideration Shares will be issued in reliance upon exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), including Rule 506 of Regulation D promulgated thereunder. Each Seller has represented in the Merger Agreement that it is an “accredited investor” within the meaning of Rule 501(a) of Regulation D.

Lock-Up

Each Seller has agreed that, during the period commencing on the date of the Closing (the “Closing Date”) and ending on the date that is six (6) months after the Closing Date (the “Lock-Up Period”), such Seller will not, directly or indirectly, sell, offer to sell, contract to sell, pledge, hypothecate, lend, grant any option, right or warrant to purchase, transfer, assign or otherwise dispose of, convert into Company Class A Ordinary Shares, or enter into any swap, hedge or other arrangement that transfers to any person, in whole or in part, any of the economic consequences of ownership of, any Consideration Shares (including any Company Class B Ordinary Shares). Any purported transfer or conversion in violation of the lock-up restrictions will be null and void and the Company will be entitled to instruct its transfer agent to decline to register any such transfer or conversion and to place appropriate stop-transfer instructions and restrictive legends on the applicable Consideration Shares.

Shareholder Meeting and Required Approvals

The Closing is subject to, among other conditions, the receipt of the required shareholder vote in respect of the alteration of the Company’s share capital, the adoption of the A&R MAA, and other matters in connection with the Merger, at a general meeting of the Company’s shareholders (the “Company’s Shareholder Meeting”) to be convened as promptly as practicable following the date of the Merger Agreement and prior to the Closing.

Post-Closing Ownership, Directors and Officers

Following the Closing, the Sellers are expected to collectively hold a majority of the Company’s economic interests and voting power on a fully diluted basis, and the Company’s board of directors will be fixed at five members (a majority of whom must qualify as independent directors under Nasdaq rules). The post-Closing officers of the Company will include Mr. Zhang as Chief Executive Officer and Chief Operating Officer, and Mr. Liao as Chief Technology Officer. Jianwei Li, the Company’s current Chief Executive Officer, will resign from all positions as officer and director of the Company effective at the Effective Time. At the Effective Time, the Company will enter into a consulting agreement with Mr. Li (the “Li Consulting Agreement”) on terms mutually agreed upon by the Company and Mr. Li, which consulting agreement will not grant Mr. Li any board representation rights, consent rights, veto rights, or other governance rights with respect to the Company. All existing directors of the Company will resign effective at or prior to the Effective Time, as set forth in the Merger Agreement.

Nasdaq Listing

As a condition to the Closing, the Company is required to submit a Listing of Additional Shares Notification (“LAS Notice”) to Nasdaq at least 15 calendar days prior to the Closing Date describing the Merger and contemplated transactions and shall have not received any objections from Nasdaq. In addition, the Company will submit an initial listing application covering the Company Class A Ordinary Shares to be issued in connection with the contemplated transactions (the “Nasdaq Listing Application”) and obtain Nasdaq’s conditional approval prior to the Closing Date.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties made by each of the Company, Merger Sub, the Target, and the Sellers. The Merger Agreement also contains customary pre-Closing covenants, including obligations on (i) each of the Company and the Target to conduct its business in the ordinary course during the period between signing and Closing, (ii) each of the Company and the Target not to take specified actions without the other party’s consent, and (iii) each party to use reasonable best efforts to consummate the Merger and satisfy applicable closing conditions.

Conditions to Closing

The obligations of the parties to consummate the Merger are subject to customary conditions precedent, which include but are not limited to the following: (i) receipt of the required shareholder vote at the Company’s Shareholder Meeting, including adoption of the A&R MAA; (ii) no governmental order or law preventing consummation of the Merger being in effect; (iii) submission of the LAS Notice to Nasdaq, conditional approval of the Nasdaq Listing Application, and the maintenance of the Company’s existing listing on Nasdaq; (iv) satisfaction or waiver of all conditions to consummate the transactions as set forth in the PIPE Share Purchase Agreement (other than consummation of the Merger itself); (v) net cash of the Company of not less than US$500,000 (after giving effect to payment of all transaction expenses), as of the close of business on the business day immediately preceding the Closing Date; (vi) the accuracy of the representations and warranties (subject to materiality qualifiers) as of the Closing Date; (vii) performance in all material respects of the covenants and obligations required to be performed prior to Closing; (viii) the absence of a material adverse effect on either the Company or the Target since the date of the Merger Agreement; (ix) conversion of all issued and outstanding Company Class B Ordinary Shares held by Energy Science into Company Class A Ordinary Shares prior to Closing; (x) execution and delivery of the relevant transaction documents; (xi) repayment and termination of certain Simple Agreements for Future Equity by the Target; (xii) termination of the Target’s investor agreements and common stock purchase agreements; and (xiii) termination of the employment agreement between the Company and Jianwei Li and payment in full of all amounts due thereunder.

Termination

The Merger Agreement may be terminated prior to the Effective Time by mutual written consent of the parties, or by either party if: (i) the Merger is not consummated by December 31, 2026 (subject to a 90-day extension in specified circumstances); (ii) a governmental order permanently restraining the Merger becomes final and non-appealable; or (iii) the required shareholder vote of the Company is not obtained. In addition, the Company may terminate the Merger Agreement if the Target or the Sellers breach their representations and warranties or fail to perform their covenants (subject to a 30-day cure period), and the Target may terminate if the Company or Merger Sub breaches their respective representations and warranties or covenants (subject to a 30-day cure period). The Target may also terminate the Merger Agreement, at any time prior to receipt of the required shareholder vote of the Company, if a “Parent Triggering Event” occurs, which includes circumstances where (i) the Company fails to include the Company’s board of directors’ recommendation in favor of the Merger in any proxy statement or solicitation materials distributed to the Company’s shareholders, or the Company board withholds, amends, withdraws or modifies such recommendation in a manner adverse to the Target, (ii) the Company’s board of directors or any committee thereof publicly approves, endorses or recommends any competing acquisition proposal, or (iii) the Company enters into any letter of intent or other contract relating to any competing acquisition proposal (other than a permitted confidentiality agreement).

PIPE Financing

PIPE Share Purchase Agreement

On August 10, 2026, the Company entered into the PIPE Share Purchase Agreement with the PIPE Investors. Pursuant to the PIPE Share Purchase Agreement, the Company agreed to sell to the PIPE Investors, and the PIPE Investors agreed to purchase from the Company, an aggregate of 247,970 Company Class A Ordinary Shares (the “PIPE Shares”) for aggregate proceeds of approximately US$4.5 million, at a purchase price of US$18.15 per share (the “PIPE Investment”). The PIPE Shares will be issued in reliance upon the exemptions from registration afforded under the Securities Act, including Rule 506(b) of Regulation D promulgated thereunder.

The closing of the PIPE Investment is conditioned upon, and will occur concurrently with or immediately following, the Closing under the Merger Agreement.

PIPE Registration Rights Agreement

At or prior to the closing of PIPE Investment, the Company will enter into the PIPE Registration Rights Agreement with the PIPE Investors, pursuant to which the Company will agree to register for resale under the Securities Act all PIPE Shares held by the PIPE Investors. The Company is required to file an initial registration statement covering the resale of all PIPE Shares within forty-five (45) days following the closing date of the PIPE Investment provided that all financial statements of the Company (as the accounting acquirer) then required by the SEC to be included therein are available, and to use reasonable best efforts to cause such registration statement to become effective within the timeframes set forth in the PIPE Registration Rights Agreement. The Company has agreed to maintain the effectiveness of the registration statement until the earlier of the date all PIPE Shares have been sold and the date the PIPE Shares may be sold without restriction under Rule 144.

Energy Science Registration Rights Agreement

On July 28, 2026, the Company entered into the Energy Science Registration Rights Agreement with Energy Science, which is the registered holder of 642,043 Company Class B Ordinary Shares (the “Pre-Closing Class B Ordinary Shares”). As a condition to the Closing under the Merger Agreement, all Pre-Closing Class B Ordinary Shares are required to be converted into an equal number of Company Class A Ordinary Shares prior to Closing, and no Company Class B Ordinary Shares shall remain outstanding prior to Closing. In consideration of Energy Science’s agreement to convert its Pre-Closing Class B Ordinary Shares and to support the transactions contemplated by the Merger Agreement, the Company agreed to register for resale under the Securities Act all Company Class A Ordinary Shares issued upon conversion of Pre-Closing Class B Ordinary Shares held by Energy Science (the “Conversion Shares”). The Company is required to file an initial registration statement covering the resale of all Conversion Shares within 30 days following the Closing Date provided that all financial statements of the Company (as the accounting acquirer) then required by the SEC to be included therein are available, and to use reasonable best efforts to cause such registration statement to become effective within the timeframes set forth in the Energy Science Registration Rights Agreement. The Company has agreed to maintain the effectiveness of the registration statement until the earlier of the date all Conversion Shares have been sold and the date the Conversion Shares may be sold without restriction under Rule 144.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into the Support Agreement with Energy Science. Pursuant to the Support Agreement, Energy Science has irrevocably agreed to (i) vote all of its Company Class B Ordinary Shares in favor of the adoption of the A&R MAA conditional upon and effective at the Effective Time, the Merger and all related resolutions, (ii) provide all consents and approvals required under the Company’s existing memorandum and articles of association from the holder of the Company Class B Ordinary Shares, and (iii) convert all of its Company Class B Ordinary Shares into Company Class A Ordinary Shares on a one-for-one basis prior to the Closing Date. Energy Science has also granted the Company an irrevocable proxy to vote its Company Class B Ordinary Shares in accordance with the foregoing. The Support Agreement will terminate automatically upon the earlier of the Closing and the termination of the Merger Agreement.

Escrow Agreement

At the Closing, the Company will withhold an aggregate of 110,192 Company Class A Ordinary Shares (55,096 shares on behalf of each Seller) (the “Escrow Shares”) from the Consideration Shares and deposit them with an escrow agent (the “Escrow Agent”), pursuant to an escrow agreement to be entered among the Company, the Sellers and the Escrow Agent. The Escrow Shares will represent an aggregate escrow value of approximately US$2.0 million. The Escrow Shares will be held for a period of twelve (12) months following the Closing Date (the “Escrow Period”) and will be available to satisfy the indemnification obligations of the Sellers under the Merger Agreement. Upon expiration of the Escrow Period, any Escrow Shares not subject to then-pending indemnification claims will be released to the Sellers. In lieu of forfeiture of Escrow Shares, the applicable Seller may elect to satisfy an indemnification obligation in cash. During the Escrow Period, the Sellers will retain all voting rights with respect to the Escrow Shares and will be entitled to receive all dividends and distributions declared thereon; provided, that any such dividends or distributions will be held by the Escrow Agent and will be subject to the same restrictions and release provisions as the Escrow Shares to which they relate. The Escrow Shares will serve as security for, but will not limit, the indemnification obligations of the Sellers under the Merger Agreement.

Option and Exchange Agreements

At the Effective Time, each option to purchase shares of Target common stock that is outstanding and unexercised immediately prior to the Effective Time (each, a “Target Option”), whether or not vested, will be cancelled and exchanged for an option to purchase Company Class A Ordinary Shares (each, a “New Parent Option”) pursuant to an Option and Exchange Agreement entered into by and between the Company, the Target and the applicable option holder. The number of Company Class A Ordinary Shares subject to each New Parent Option and the per share exercise price will be determined in accordance with the Merger Agreement so as to preserve, on a per-share basis, the ratio of exercise price to fair market value that existed immediately prior to the Merger.

Indemnification Agreements

Immediately following the Effective Time, the Company will enter into Indemnification Agreements with each of the post-Closing directors of the Company. Each Indemnification Agreement provides for indemnification, hold harmless, exoneration and advancement of expenses to the fullest extent permitted by the Company’s memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands.

Press Release

The Company issued a press release on August 10, 2026, announcing that the Company has entered into the Merger Agreement and the relevant transactions described herein. A copy of this press release is furnished as Exhibit 99.1 hereto and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Report on Form 6-K also includes express and implied forward-looking statements regarding the Company’s current expectations, estimates, opinions, and beliefs that are not historical facts. Such forward-looking statements may be identified by words such as “believes,” “expects,” “estimate,” “anticipates,” “targets,” “optimistic,” “confident,” “continues,” “predicts,” “intends,” “plans,” “aims,” “may,” “will,” “would” and the negative and variations of such words and similar words. Examples include, among others, statements regarding the expectations regarding the satisfaction of the closing conditions of the Merger and statements regarding Canopy Wave’s business strategy, market opportunity, and future performance. These statements are made based on current knowledge and, by their nature, involve numerous assumptions and uncertainties. Nothing set forth herein should be regarded as a representation, warranty, or prediction that the Company will achieve or is likely to achieve any future result. Actual results may differ materially from those indicated in the forward-looking statements because the realization of those results is subject to many risks and uncertainties, including risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this Report on Form 6-K are made as of the date of this Report on Form 6-K, and the Company undertakes no duty to update such information except as required under applicable law.

Exhibit Index

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of August 10, 2026, by and among SAIHEAT Limited, Saiheat Merger Sub, Inc., Canopy Wave Inc., Taoyue (Tao) Zhang, and Chunyi (James) Liao
10.1†	Form of Option and Exchange Agreement, dated as of August 10, 2026, by and among SAIHEAT Limited, Canopy Wave Inc. and the applicable option holder party thereto, together with a schedule identifying the substantially identical agreements omitted pursuant to Instruction 2 to Item 601 of Regulation S-K
10.2†	PIPE Share Purchase Agreement, dated as of August 10, 2026, by and among SAIHEAT Limited and the PIPE Investors named therein
10.3†	Energy Science Registration Rights Agreement, dated as of July 28, 2026, by and between SAIHEAT Limited and Energy Science Artist Holding Limited
10.4†	Support Agreement, dated as of August 10, 2026, by and between SAIHEAT Limited and Energy Science Artist Holding Limited
99.1	Press release dated August 10, 2026 – “SAIHEAT Enters into Definitive Merger Agreement with Canopy Wave to Build a Global AI Inference Platform”

*	Certain schedules and exhibits to this Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K; the agreements attached as exhibits thereto are filed as Exhibits 10.1 through 10.4 hereto. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

†	Certain identified information has been excluded from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) the type that the Registrant treats as private or confidential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT Limited

By:	/s/ Jianwei Li
Jianwei Li
Chief Executive Officer

Date: August 10, 2026